ELLIS FUNK, P.C.

Robert N. Dokson Neal J. Fink Robert B. Goldberg (GA & SC) Amy L. Kaye Albert L. Labovitz (GA & AL) M. Barry Leitz	Attorneys At Law One Securities Centre Suite 400 3490 Piedmont Road, N.E. Atlanta, Georgia 30305-1743 404-233-2800 Facsimile 404-233-2188	Of Counsel: Donald J. Ellis (GA & VA) David I. Funk Russell H. Kasper, P.C. Jane R. Leitz Clay M. White
E-mail: rgoldberg@ellisfunk.com

November 7, 2006

Ms. Barbara Jacobs
Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C 20549

Re:	Migo Software, Inc.
Registration Statement on Form SB-2
File No. 333-137434

Dear Ms. Jacobs:

The Staff has requested our analysis as to why Migo Software, Inc. (the “Company”) is not required to include in the registration statement pro forma financial information with respect to the planned acquisition disclosed in the registration statement. Our analysis is based on policy positions articulated by the Staff of the Securities and Exchange Commission and the specific facts and circumstances in the Company’s situation.

The Company is in the business of developing, acquiring and marketing software designed to improve the way mobile information is personalized, secured, carried and accessed. The Company has developed Migo®, a software computing system that performs advanced synchronization, personalization and data management functions when installed on portable memory-storage devices that use USB ports on Windows-based computers.

On October 19, 2006, the Company signed a non-binding Letter of Intent to acquire substantially all of the assets of StompSoft, Inc., including its entire line of software titles and its retail web store. StompSoft is a privately owned manufacturer of backup, system utility and online security/privacy software located in Irvine, California. The Company expects to pay consideration of up to $6.35 million for the acquisition. Although the transaction is expected to close as early as fourth quarter 2006, the transaction remains subject to negotiation of a mutually agreeable definitive acquisition agreement, the satisfactory completion of an audit of StompSoft's financial statements for the years ended December 31, 2004 and 2005, the satisfactory completion of the Company's due diligence review of the StompSoft business, approval of these matters by the Board of Directors of the Company, approval by StompSoft's stockholders, consents of customers, partners and other third parties contracting with StompSoft and other customary closing conditions.

Ms. Barbara Jacobs
November 7, 2006

Item 310(c)(1) of Regulation S-B requires the filing of pro forma financial information of the business to be acquired if the business combination “is probable”. In determining whether an acquisition is probable, we have reviewed pronouncements by the SEC and Staff interpretations.

The SEC has expressly stated that guidance as to when consummation of a transaction is probable cannot be given because such a determination is dependent upon the facts and circumstances of each situation. See Securities Act Release No. 33-6413 (July 9, 1982) [47 FR 29832]. In essence, however, consummation of a transaction is considered to be probable whenever the registrant's financial statements alone would not provide investors with adequate financial information with which to make an investment decision.

Additionally, an acquisition will be deemed reasonably probable when the Board of Directors has decided on the transaction or when an agreement in principle has been reached, even though the transaction is subject to stockholder approval. See generally Securities Act Release No. 33-6332 (August 18, 1981) [46 FR 41925].

At this point in time, we do not believe the potential acquisition can be objectively determined to be probable. The transaction remains subject to the following:

1.
The negotiation and execution of a definitive asset purchase agreement. The Company understands that StompSoft has just recently engaged counsel to represent it in this matter. The Company expects that some of the suggested language in the draft of the Purchase Agreement recently sent to StompSoft will be contentious, and that some of the key terms might be re-negotiated Additionally, many of the key documents have yet to be drafted, much less negotiated.

2.
StompSoft has never had audited financial statements prepared. StompSoft has only recently engaged an independent audit firm and is in the process of having its 2004 and 2005 financial statements audited. The audited financial statements must be acceptable to the Company (in its sole discretion) for the Company to proceed with the acquisition, and the audit must be completed by December 15, 2005. It is uncertain whether this deadline can be met.

3.
The Company has yet to complete its due diligence review of the StompSoft business. The due diligence process includes discussions with current major customers of StompSoft. Obtaining their positive endorsement of the transaction is key to the Company’s completion of the transaction. If the Company is not satisfied (in its sole discretion) with its due diligence review, it will not proceed with the acquisition.

4.
Although the Boards of Directors of both StompSoft and the Company have approved the non-binding Letter of Intent, the definitive agreements will also be subject to approval by the Board of Directors of both companies. Furthermore, the matters referenced in Nos. 1 - 3 above must also be approved by the Company’s Board of Directors.

Ms. Barbara Jacobs
November 7, 2006

5.	The transaction remains subject to approval by the stockholders of StompSoft.

6.	The only document signed by the parties is a non-binding Letter of Intent. There is no enforceable contractual commitment for the acquisition.

7.
It remains unclear if the acquisition agreement will require third party consents from various parties contracting with StompSoft, such as licensing partners. If these consents are needed and cannot be obtained, the Company may not proceed with the acquisition.

Given the foregoing facts and circumstances, the facts do not point to the conclusion that an agreement is probable at this time. To the contrary, the acquisition remains speculative and the inclusion of pro forma financial information including the StompSoft business is inappropriate in that it would tend to overstate the Company’s position and could be very misleading to investors if the transaction is not consummated on the contemplated terms.

Please be advised, however, that the Company believes the acquisition would be significant under Rule 3-05 of Regulation S-X, and the Company intends to file the required audited and pro forma financial statements within the allowable timing parameters upon signing the binding definitive agreement.

In conclusion, based on the current state of the facts and circumstances of the Company’s transaction with StompSoft and the reasoning and policies announced by the Staff in the releases referenced above, the Company believes the planned acquisition is not, at this juncture, probable of completion and, as a result, the Company further believes the inclusion of historical or pro forma financial information on StompSoft is neither required nor appropriate disclosure for the Company.

Please contact me at (404) 233-2800 should you require additional information or have questions regarding this letter.

Sincerely,

/s/ Robert B. Goldberg

Robert B. Goldberg

RBG:jll
cc: Richard Liebman